Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X    Form 40-F
                                --------          --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                --------   --------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - November 11, 2004 - Paul E. Dassenko appointed as President and CEO of Converium Reinsurance (North America) Inc.

Converium is pleased to announce the appointment of Paul E. Dassenko as President and CEO of Converium Reinsurance (North America) Inc. effective November 16, 2004. Mr Dassenko succeeds Corcoran Byrne who continues in his role as General Counsel after serving as the President of Converium North America during the interim period following Gary Prestia's resignation in September 2004.

Mr Dassenko will be responsible for developing a strategy for the orderly run-off of Converium Reinsurance (North America) Inc., as well as an operational plan for its effective execution. He will report to Converium's Global CEO, Dirk Lohmann.

Mr Dassenko is an internationally recognized leader in the field of insurance run-off. Until recently, he served as Chief Operating Officer of Cobalt RunOff Services Limited, the Australia-based market leader in run-off services for the Asia-Pacific region. Prior to the formation of Cobalt, Mr Dassenko was responsible for the run-off of discontinued operations at GIO Insurance Ltd., following its acquisition in 1999 by AMP Ltd. Based on the profitable turnaround of GIO under Mr Dassenko's stewardship as its CEO, AMP formed Cobalt at his recommendation. Mr Dassenko brings a wealth of additional experience from managing the run-off of the estate of the Transit Casualty Company. He also has been an underwriter at American Re and Swiss Re and a broker at Tretis Reinsurance Intermediaries.

Mr Dassenko holds a B.A. degree from Walla Walla College and a J.D. degree from the McGeorge School of Law, University of the Pacific. He has been a member of the California Bar since 1979.


                                  * * * * * * *

Enquiries:

Michael Schiendorfer                          Zuzana Drozd
Media Relations Manager                       Head of Investor Relations

michael.schiendorfer@converium.com            zuzana.drozd@converium.com

Phone:         +41 (0) 1 639 96 57            Phone:        +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 76 57            Fax:          +41 (0) 1 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs approx. 800 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG


                                               By:/s/ Dirk Lohmann
                                                  ----------------
                                                  Name:      Dirk Lohmann
                                                  Title:     CEO


                                               By:/s/ Christian Felderer
                                                  ----------------------
                                                  Name:    Christian Felderer
                                                  Title:   General Legal Counsel


Date:  November 11, 2004